07022986

RECEIVED
2007 MAY -1 A 6:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Saskatchewan Wheat Pool Inc.

April 27, 2007

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated April 27, 2007. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 5/1

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: April 27, 2007
Regina, Saskatchewan
Listed: SWP: TSX

POOL REACHES DEAL WITH GRAIN SERVICES UNION

Saskatchewan Wheat Pool Inc. ("Pool") announced today that it has reached a two-year deal with the Grain Services Union ("GSU") that will provide 700 Pool employees with a salary increase and enhanced health benefits. The Pool and the GSU renewed two collective agreements covering employees with the Company's operations and maintenance services and the Regina-based office services. The agreements were ratified by GSU members and the Company.

"These two agreements demonstrate our commitment to our staff, who are unequivocally our greatest asset. The Pool has a long tradition of being an excellent employer that respects all its employees as they contribute daily to customer service and solution delivery, and support change and new growth opportunities that will successfully position us for the future," said Mayo Schmidt, President and Chief Executive Officer, Saskatchewan Wheat Pool.

The new contracts cover the period from February 1, 2006 to January 31, 2008. Employees under the contracts will receive the following wage increases:

- 3% increase, extending back to February 1, 2006; and
- 3.5% increase, beginning February 1, 2007.

In addition to enhancements to the Pool's extended Health Care Plan, the Pool will also establish a joint committee to improve diversity in the workplace and provide a stable workforce well into the future. Both the Pool and the GSU agreed to withdraw their pension plan proposals from the settlement. The Pool is currently seeking clarification from the courts to resolve an issue concerning the Pool/GSU Pension Plan.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP and its subscription receipts are listed on the Toronto Stock Exchange under the symbols SWP.R. and SWP.N.

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Media contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

END